Exhibit 99.1

theScore Selects Toronto’s Waterfront Innovation Centre as Site for New, Expansive Headquarters

- 80,000-Square-Foot Waterfront Location Will House Company’s Rapidly Expanding Workforce -

TORONTO (August 19, 2021) - Score Media and Gaming Inc. (TSX: SCR; NASDAQ: SCR) (“theScore” or the “Company”) and Menkes Developments Ltd. (“Menkes”) together with partner BentallGreenOak announced today that they have entered into an agreement for theScore to lease an 80,000-square-foot space in the Waterfront Innovation Centre, an office and retail development property in downtown Toronto. The Company will occupy more than 85-percent of The Exchange, one of two buildings that make up the state-of-the-art complex.

theScore, an innovative digital sports media, gaming and technology leader, is headquartered in Toronto with roots in the city that date back to 1997. This new expansive office space will house theScore’s rapidly growing workforce and accommodate its accelerating business operations, including the highly anticipated rollout of online sports betting in Canada.

“As our technology-driven business has grown across North America so too has theScore family, particularly in product development and engineering, with new team members joining every week. We are committed to supporting our strong Toronto roots, continuing to grow our operations and workforce, and are thrilled to do so in a new, state-of-the-art waterfront office space,” said theScore Chairman and CEO, John Levy. “Moving into this newly constructed building affords us the opportunity to design our ideal work environment and provides ample space for our rapidly expanding team. The Waterfront is fast becoming a hub for some of Ontario’s most innovative and forward-thinking companies, and we are excited that it will be our home for many years to come.”

"Ontario's deep talent pool, cutting edge innovation ecosystem, and competitive business costs make our province an ideal place for businesses to invest and grow," said Ontario Minister of Economic Development, Job Creation, and Trade, Vic Fedeli. “Leaders in Ontario’s tech and entertainment sector like theScore will be at the forefront of our economic growth and recovery as we proceed out of the pandemic. We congratulate theScore on their expansion in Toronto and for their continued support of homegrown tech talent.”

“The decision made by theScore to lease space at Toronto’s Waterfront Innovation Centre is not only a testament to the continued growth of our technology and innovation sector, but it will act as another confidence boost as we move forward in our pandemic recovery. Toronto has long been a city where businesses have chosen to come set up shop or expand their operations, and the decision by theScore will help further amplify that Toronto story that we are a city that welcomes businesses, new ideas, innovation and much more,” said Mayor John Tory. “I want to thank theScore and Menkes for this partnership and for choosing to expand their team here – all of which will help increase economic growth and create new opportunities for our city and its residents.”

“This is an exciting partnership for us and we are proud to bring a like minded company into our unique space,” said Menkes Developments President, Commercial/Industrial, Peter Menkes. “With theScore looking to expand and grow their business in Canada, we believe the Waterfront Innovation Centre will set them up for success through an environment that fosters collaboration by providing superior technology and amenities.”

The building’s design will allow theScore to create an open and collaborative office environment tailored to its business. In particular, theScore will benefit from the Waterfront’s ultra-high-speed broadband fibre-optic network, which will deliver internet connection speeds faster than the North American average, as well as sophisticated audio-visual and video conferencing tools.

On August 5, 2021, it was announced that Penn National Gaming, Inc. (“Penn National”) had entered into an agreement to acquire theScore in a deal that brings together two industry leaders to create North America’s leading digital sports media, gaming and technology company. Pursuant to the agreement, Penn National intends to operate theScore as a stand-alone business, led by the Levy Family, with the Company remaining headquartered in Toronto. Penn National was attracted to theScore, in part, for its ready access to a deep pool of Canadian engineering and technology expertise. Penn National expects to leverage Canada’s world class technology talent pool to expand theScore’s engineering and production workforce based in Toronto as the business scales.

Designed by Toronto’s Sweeny & Co Architects Inc., the 475,000-square-foot Waterfront Innovation Centre is comprised of two buildings, with three distinct but interconnected components: The Exchange, The Hive, and The Nexus, a space that will serve as a public square and directly connect the two buildings. The complex offers state-of-the-art amenities, including high-speed broadband networking (fueled in part by self-generating solar power), floor-to-ceiling windows and expansive collaboration spaces. The Waterfront Innovation Centre, co-owned by Menkes and BentallGreenOak, on behalf of Sun Life Assurance Company of Canada, was developed in partnership with Waterfront Toronto, neighbours Sugar Beach on Toronto's eastern waterfront. The building’s office space is now approximately 91% pre-leased.

About Score Media and Gaming

Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ:SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms.

About Menkes

Menkes Developments Ltd. is an award-winning, fully integrated real estate company involved in the construction, ownership and management of office, industrial, retail and residential properties. Founded in 1954, the company is one of the largest private developers in Canada, with a primary focus in the Greater Toronto Area. Menkes is known for its innovative, multi-disciplinary approach and particularly for its expertise in large-scale, mixed-use development. Past projects include the Empress Walk entertainment, shopping and residential complex in North York City Centre, and two landmark projects in Toronto's South Core district, 25 York (TELUS Harbour) office tower and the two million square foot One York commercial retail complex.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

These statements can be identified by the use of forward-looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “goal,” “seeks,” “may,” “will,” “should,” or “anticipates” or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Specifically, forward-looking statements include, but are not limited to, statements regarding Penn National’s acquisition of theScore, Penn National’s digital strategy, and the potential benefits of the acquisition of theScore, including benefits for Penn National’s digital betting and content platform through the integration of theScore. Such statements are all subject to risks, uncertainties and changes in circumstances that could significantly affect the Company’s future financial results and business. Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the magnitude and duration of the impact of the COVID-19 pandemic on general economic conditions, capital markets, unemployment, consumer spending and the Company’s liquidity, financial condition, supply chain, operations and personnel; (b) the closing of the acquisition of the Company may be delayed or may not occur at all, for reasons beyond our control; (c) the requirement to satisfy the closing conditions in the agreement with Penn National, including receipt of regulatory approvals and the approval of shareholders of theScore; (d) potential adverse reactions or changes to business or regulatory relationships resulting from the announcement or completion of the acquisition; (e) the ability of Penn National or theScore to retain and hire key personnel; (f) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Penn National and theScore to terminate the agreement between the companies; and (g) other factors as discussed in theScore’s Annual Information Form as filed with applicable securities regulatory authorities in Canada and as filed with the U.S. Securities and Exchange Commission, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission, including its Management’s Discussion & Analysis and Management Information Circular. The Company does not intend to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release may not occur.

For more information:

Dan Sabreen
Director, Communications
Score Media and Gaming Inc,
Tel: 917-722-388 ext. 706
E: dan.sabreen@thescore.com

Jamie Okorofsky
Manager, Communications
Menkes Developments Ltd.
Tel: 647-252-1952
E: jamie.okorofsky@menkes.com